Burnet,
Duckwort
& Palmer LLP
Law Firm

06010407

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-0330
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 58383-14

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 20 2006
WASH, D.C. 213

Via Courier

January 19, 2006

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company")
File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed is a copy of a Press Release dated January 19, 2006.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned documents by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

Keith A. Greenfield

JAN 25 2006
THOMSON
FINANCIAL

Enclosure

cc: Peter Scott
Rock Energy Inc.

1/24

G:\058383\0014\Letter to Sec and Exch Comm 01.doc

rockenergy

Rock Energy– Operations Update

January 19, 2006

CALGARY, ALBERTA: Rock Energy Inc. (TSX:RE) - During 2005 Rock was able to conclude the Elm/Optimum/Qwest acquisition, and complete the drilling of 33 (22.2 net) wells resulting in 18 (14.9 net) oil wells, 10 (2.3 net) gas wells, and 5 (5.0 net) abandoned wells. This drilling activity generated an overall success rate of 85%. Rock had planned to drill 4 additional wells before the year ended, but delays in obtaining drilling licenses have pushed these projects into 2006.

Rock has completed the assimilation of the Elm/Optimum/Qwest asset base, and identified the assets we wish to build on, and the ones available for sale or swap. We are in the process of hiring an advisor to facilitate our rationalization program so that it should be completed by the end of the second quarter. This step will allow us to consolidate our working interests into our core areas of growth.

Currently Rock's estimated daily production exceeds 2,500 boe/day (700 bbl/day of heavy oil, 200 bbl/day of light oil and NGL's, and 9.6 mmcf/day of gas), with an additional 100-150 boe/day of gas production restricted by pipeline and processing plant constraints. This level of production demonstrates 1,150% growth from the prior year (200 boe/day in December of 2004). During the first quarter of 2006 Rock expects to complete the tie-in of 2 wells drilled in the Musreau area (adding 400-500 mcf/day of net gas production), and depending on rig availability, drill 4-6 oil wells. The last half of 2006 is Rock's busier season where we expect to drill another 30-35 wells all of which are seismically supported, and identified on lands we own.

On January 9, 2006 Mr. Scott Myers joined the team at Rock in the position of Land Manager. Scott brings over 15 years of experience in the industry, the most recent of which was with a major oil and gas company working the west central Alberta area. We are very excited about having Scott join our team as we begin to aggressively build our West Central Alberta core area.

As we move into 2006 we are encouraged by our progress in 2005 and confident in our ability to grow our production and concentrate our operations. With our current budget we expect to spend $30 million on capital expenditures and grow our production to average 2,800-3,000 boe/day and exit the year producing 3,200-3,400 boe/day. Utilizing a strategy that combines grass roots exploration, property rationalization, and acquisitions, we will continue to build our oil production in the Plains core area, and strengthen our position in our West Central Alberta. Rock is poised to continue to deliver significant growth for our shareholders.

Rock Energy Inc. is a Calgary, Alberta, Canada based oil and natural gas exploration development and production company.

Advisory

This press release contains forward-looking statements that involve known and unknown risks, uncertainties, assumptions and other factors, some of which are beyond Rock's control, that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Rock believes that the expectations reflected in those forward-looking statements are reasonable at the time made but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of such information, as the case may be, and may be superseded by subsequent events. Rock does not intend, and does not assume any obligation, to update these forward-looking statements.

This press release contains references to barrels of oil equivalent (boe), boes maybe misleading, particularly if used in isolation. A boe conversion of 6 mcf to 1 barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please visit our website at www.rockenergy.ca or contact:

Allen J. Bey
President & CEO
(403) 218-4380

or

Peter D. Scott
Vice President, Finance & CFO
(403) 218-4380